November 28, 2007

Mr. Michael Moran

Branch Chief Accountant

Mail Stop 3561

Securities and Exchange Commission

Division of Corporation Finance

100 “F” Street, N.E.

Washington, DC 20549-0404

Re:	W.W. Grainger, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed February 27, 2007

File No. 001-05684

Dear Mr. Moran:

We are writing in response to your letter dated November 6, 2007, commenting on our above-referenced filing. We appreciate the extension of time given to us by Robert Babula to respond to your letter and we thank you for the opportunity to address the points set out in your letter.

For ease of reference, each of the Staff’s comments is reproduced below in italics, followed by our response.

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

1.        You discuss the business reasons for changes in the various line items of your consolidated statements of earnings. However, in circumstances where there is more than one business reason for the change, you should quantify the incremental impact of each individual business reason discussed on the overall change in line item. For example, you disclose that the increase in net sales for 2006 was led by strong sales to the commercial, governmental and manufacturing sectors. Also contributing to the improvement was growth from the U.S. market expansion program. Partially offsetting these sales improvements was the negative effect of the continued wind-down of low margin contracts with integrated supply and automotive customers. While this information is helpful, you do not quantify the extent to which income was affected by each of these reasons.

Mr. Michael Moran

Branch Chief Accountant

Securities and Exchange Commission

November 28, 2007

Whenever possible, please quantify all line item changes with more than one business reason. Please refer to Item 303(a)(3) of Regulation S-K, Financial Reporting Codification 501.04, and SEC Release No. 33-8350.

Response: We agree and beginning with the December 31, 2007 Form 10-K, we will include quantification of these impacts in the Company discussion whenever practicable. The challenge is that the effect from different categories (i.e. customer, product, geographic) frequently overlap and precise quantification of a single category is complex and often not possible. Additionally, quantification at the Company level is more difficult than at the segment level, as different segments may have different business reasons that affect results. Quantification of the impact on sales was included in the segment analysis on page 12 for both the U.S. Market Expansion program and the wind-down of integrated supply and automotive customers. We will also include a reference to this segment analysis in the Company discussion.

Commitments and Other Contractual Obligations, page 17

2.        In your table of contractual obligations, please include interest on long-term debt. See Item 303 (a)(5)(ii)(A) of Regulation S-K and Section IV of SEC Release 33-8350.

Response: We agree and will revise future filings, beginning with the December 31, 2007 Form 10-K, to include interest on long-term debt in our table of Commitments and Other Contractual Obligations. The future interest liability on the $9.5 million of long-term debt obligations had been excluded due to immateriality ($2.1 million as of December 31, 2006 and $2.2 million as of December 31, 2005).

Consolidated Statements of Stockholders’ Equity, page 36

3.        Please tell us and clarify your disclosure to explain your accounting for the restricted stock units and the unearned compensation reflected under shareholders’ equity. See paragraph 74 of SFAS no. 123(R).

Response: According to paragraph 74 of SFAS No. 123(R), any unearned or deferred compensation (contra-equity accounts) related to awards prior to adoption of SFAS No. 123(R) shall be eliminated against the appropriate equity accounts. At the date of adoption of SFAS No. 123(R), the Company should have netted the balance of $17.3 million in unearned restricted stock compensation against additional contributed

Mr. Michael Moran

Branch Chief Accountant

Securities and Exchange Commission

November 28, 2007

capital. In addition, the activity during 2006 should not have followed the conventions of APB No. 25.

The adjustments necessary to revise the accounting for unearned restricted stock compensation relate strictly to the balance sheet within the equity section. As there is no effect on earnings, assets, liabilities or total shareholders’ equity, the Company will revise its Consolidated Statements of Shareholders’ Equity and Consolidated Balance Sheets with the filing of the December 31, 2007 Form 10-K.

Selected Quarterly Financial Data, page 61

4.        You indicate that “In the fourth quarter of 2005, the gross profit margins were higher than the first three quarters. This primarily related to favorable inventory adjustments from fourth quarter physicals ($18.6 million) and favorable adjustments related to the year-end LIFO calculations ($9.5 million). Due to the improved methodology to capture data related to certain inventory transactions and estimates, these types of adjustments were spread throughout the year in 2006 as opposed to being recorded in the fourth quarter.”

Please explain to us in detail the nature of the inventory adjustments referred to above and your basis under GAAP for spreading such favorable adjustments throughout the year in 2006.

Response: The 2005 fourth quarter inventory adjustments were the book to physical adjustment related to the annual physical inventory and the year-end adjustment of the LIFO provision based on the annual calculation using the link-chain double extension method.

In 2005, the Company’s legacy systems in the U.S. branch-based businesses did not have the capability to record quarterly cycle counts of inventory. Consequently, management was required to estimate shrink for interim quarters. In the fourth quarter, when the annual physical inventory was performed, these estimates were refined to reflect actual results for the year, typically resulting in adjustments. Additionally, the legacy systems did not provide sufficient data to precisely project inventory inflation on an interim basis. This also required management to estimate the LIFO provision for interim quarters and in the fourth quarter these estimates were adjusted to reflect the actual annual inflation for the year.

Mr. Michael Moran

Branch Chief Accountant

Securities and Exchange Commission

November 28, 2007

In January 2006, the Company installed an integrated Enterprise Resource Planning system at its U.S. branch-based businesses. The integrated system provides new capabilities and enabled us to adopt a process where interim quarterly cycle counts are now performed in the U.S. branches and Distribution Centers and are reflected in the general ledger on a real time basis. In the fourth quarter the Company performs an expanded cycle count process that results in adjustments that, because of the interim cycle count process, are much smaller than under the 2005 system.

In addition, as part of the installation of the new integrated system in 2006, more data is provided that allows the measurement of inflation in inventory on a current basis resulting in increased accuracy of the interim quarterly projections of the annual LIFO provision.

As you have requested, we hereby acknowledge the following:

•	Grainger is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Grainger may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing responses adequately address the comments raised in your November 6, 2007 letter. If there are any additional questions or comments, or if any further clarification is needed, please contact the undersigned at (847) 535-0978. Thank you very much.

Sincerely,

/s/ Ronald L. Jadin

Ronald L. Jadin

Vice President and Controller

W.W. Grainger, Inc.